Filed by The Procter & Gamble Company
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                     Registration No. 333-123309


P&G INSIDE

CORPORATE NEWS

P&G/Gillette Transition Planning Update
Transition team leaders Clayt Daley and
Jim Kilts share some of the Transition Steering Committee's initial accomplishments. DETAILS [link] (Posted on 14-Apr-05)


P&G/GILLETTE TRANSITION PLANNING UPDATE
Integration Team Leaders:
Clayt Daley, Chief Financial Officer -- P&G
Jim Kilts, CEO - Gillette
14 April 2005


Our transition planning for the P&G/Gillette merger is now under way. As you may recall, we announced in February the formation of TRANSITION INTEGRATION TEAMS [link] at each company to handle the integration work/planning and contacts between the companies until the transaction closes.

The leaders of each transition team, who are now part of a joint P&G/Gillette Transition Steering Committee, met for the first time earlier this month. We would like to share some of the Committee's initial accomplishments.

We agreed on five principles to guide the integration process:

   1. MAINTAIN/BUILD P&G AND GILLETTE BUSINESS MOMENTUM. The most important thing all employees can do is to focus on sustaining the growth of their respective businesses while the transition teams work through the government approval process and develop the integration plans. This also holds true after the transaction closes as we begin implementing the integration plans.

   2. FIELD THE BEST TEAM. We are committed to fielding the best team of Gillette and P&G employees for our combined business. We will seek the best talent in every area, function and geography.

   3. TREAT PEOPLE WITH DIGNITY/RESPECT. Showing respect for all individuals at all times is key as we work through how the integration affects employees. This includes giving people advance notice about how the integration will affect them.

   4. MOVE QUICKLY, MAKING DECISIONS PROMPTLY, OBJECTIVELY AND FAIRLY. Speed is essential to create clarity for our people and to capture cost and revenue synergies. Consequently, we will strive to make decisions as quickly and effectively as possible.

   5. COMMUNICATE OPENLY AND PROACTIVELY. We will make every effort to inform employees first about important news affecting them. We expect to share updates after each meeting of the Transition Teams/Steering Committee and after key events and milestones leading up to the official closing of the transaction. Some decisions and communications will be limited by legal and regulatory requirements. We will strive to communicate as much as we can on a timely basis. In addition, we will ensure there is two-way communication, so employees have a way to get questions answered.

We also made several key decisions about how the combined company will operate. Overall, we intend to move to P&G systems and processes unless there is a strong business reason to do otherwise. Specifically:

   o ORGANIZATION STRUCTURE: We will operate within the P&G GLOBAL BUSINESS UNIT STRUCTURE [link] (GBU)/Market Development Organization (MDO)/Global Business Services (GBS).

   o GBUS: We will create a new GBU, the GLOBAL GILLETTE BUSINESS UNIT, consisting of the Blades/Razors, Braun and Duracell businesses. The new Global Gillette GBU will report to Vice Chairman Jim Kilts and will include Global Technical & Manufacturing (GTM) -- the manufacturing, R&D and engineering functions supporting these operations. Blades/Razors will continue to be based in Boston, Massachusetts; Braun in Kronberg, Germany; and Duracell in Bethel, Connecticut, for the foreseeable future.

        Gillette's oral care and personal care businesses will be combined with P&G's oral care and personal care/deodorant/Old Spice businesses, with their respective locations yet to be determined. The combined oral care business will report to Vice Chairman Kerry Clark, while the combined personal care business will report to Vice Chairman Susan Arnold.

   o COMMERCIAL OPERATIONS/MDOS: Our on-the-ground operations will go to market as one company everywhere around the world. This means that P&G's MDO and Gillette's Commercial Operations will merge into one organization.

   o SHARED SERVICES/GBS: The combined company will operate under P&G's shared services model, incorporating Gillette's shared services, where applicable. While the structure of shared services will be P&G's, the capabilities will reflect the experience and expertise of both organizations. Also, Gillette will adopt P&G's reporting framework, moving to a fiscal year that ends on June 30.

WHAT HAPPENS NEXT
-----------------

We are aware that updates such as this one will generate new questions among employees. We are committed to providing more, and more specific, information as soon as we are able. Many decisions are still to be determined.

The next Steering Committee meeting will be held at the end of May, and we'll share an update shortly after that meeting. Over the next several weeks, transition team work will continue on developing plans to capture revenue and cost synergies as well as work on the overall organization design.

In terms of what's next, we expect to mail the proxy about the special shareholder meetings to approve the deal in May. The proxy will provide all shareholders with information needed to consider and approve the proposed merger. Both shareholder meetings will be scheduled within 4-6 weeks of the proxy mailing; the specific dates will be included in the proxy.

We appreciate your interest and support for the future P&G/Gillette organization. The most important thing all of us can do today is to stay focused on growing our respective businesses so that we remain the most innovative consumer products companies in the world.


ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-123309), containing a preliminary joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


PARTICIPANTS IN THE SOLICITATION
--------------------------------

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.


FORWARD-LOOKING STATEMENTS
--------------------------

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining' the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products;
(11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.